Ossen Innovation Announces New Sales Contracts in South Korea

SHANGHAI, June 2, 2014 /PRNewswire-FirstCall/ -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (NASDAQ: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that it has received new sales contracts to supply its coated steel wire for cables used for the construction of five bridges in South Korea, including the Saecheonnyeon bridge, Jangja bridge, Bubal bridge, Daedeok 2nd bridge and Gujeuk bridge. Product delivery is expected in June 2014.

“Ossen Innovation is pleased with our recent signing of sales contracts with customers in South Korea,” said Dr. Liang Tang, Chairman of Ossen Innovation. “Our products continue to be sought after in the international marketplace, including South Korea and Japan, due to their superior performance and durability. Furthermore, we are very encouraged by recent announcements of major infrastructure development projects in China, including the Guiyang to Zhengzhou high speed rail project and the Baotou to Xi’an passenger rail project,” continued Dr. Tang.

“In addition, the Chinese central government recently announced its intention to continue its development and modernization of major urban centers in China in order to promote employment, economic growth and social welfare, plans which should have a beneficial impact on our business and sales in the near term, by providing additional opportunities to bid on projects within China” concluded Dr. Tang.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Feng Peng, Chief Financial Officer
Email: feng.peng@ossencorp.com
Phone: +86 (21) 6888-8886
Web: www.osseninnovation.com Investor Relations FCC Group LLC Phone: +1-347-850-7098 Email: ir@ossencorp.com